

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 17, 2009

Randy Mosley
Principal Financial Officer
CytoGenix, Inc.
3100 Wilcrest Drive
Suite 140
Houston, TX 77042

Re: CytoGenix, Inc.
      Item 4.01 Form 8-K
      Filed March 6, 2009
      File No. 000-26807

Dear Mr. Mosley:

We have completed our review of your Form 8-K and related filings and have no further comments at this time.

Sincerely,

Ryan C. Milne
Accounting Branch Chief

cc: CytoGenix, Inc.
     Fax: (713) 780-0702